Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended September 30,					Quarter Ended December 31,
(in thousands)	2007	2008	2009	2010	2011	2011
Fixed Charges Computation
Interest expensed and capitalized (1)	$29,671	$23,205	$34,459	$56,344	$106,925	$9,590
Amortized premiums, discounts, and capitalized expenses related to indebtedness	9,075	8,747	13,459	16,027	20,069	3,048
Reasonable approximation of interest within rental expense	3,440	3,499	3,919	4,177	3,777	821

Total Fixed Charges and Preferred Equity Dividends	$42,186	$35,451	$51,837	$76,548	$130,771	$13,459

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$61,170	$(166,432)	$(491,730)	$(46,390)	$(138,093)	$(6,111)
Plus
Fixed charges	42,186	35,451	51,837	76,548	130,771	13,459
Minus
Interest capitalized	784	894	1,396	441	91	58
Total Earnings	$102,572	$(131,875)	$(441,289)	$29,717	$(7,413)	$7,290

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.43	N/A *	N/A *	0.39	N/A *	0.54

*                 Total earnings for these periods were less than zero dollars.  The deficiency of earnings to fixed charges for the years ended September 30, 2008, 2009, 2011 were $167.3 million, $493.1 million, and $138.2 million respectively.

(1)         Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.